

12062367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 28 2012
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Jones, President (816) 968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PAMELA L. PROCTOR
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: October 13, 2014
Commission Number: 10028998

Notary Public

Signature

Richard F. Jones, President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17(e)(3).

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2012

(With Independent Auditors' Report Thereon)


GBG
LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

NATIONAL PENSION & GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2012

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc., Inc. as of April 30, 2012, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc., Inc. as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 19, 2012

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2012

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 151,223
Vanguard Money Market Funds		152,059
Total cash and cash equivalents		303,282
NASDAQ Stock - Allowable (at market value)		7,371
Receivables (non-allowable):		
Commissions - Variable annuities	$ 198	
Other Accounts Receivable	418	
Due from related entities:		
Management fees	12,488	
Total receivables		13,104
Other assets (non-allowable):		
Investment - NPGC Fund, LP	177,442	
CRD deposit	221	
IRS tax deposit	10,486	
Total other assets		188,149
Total assets		$ 511,906

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Annual management fees payable		$ 20,000
Expense reimbursements due to an affiliate		10,032
Total liabilities		30,032
Stockholder's equity :		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	407,874	
Total stockholder's equity		481,874
Total liabilities and stockholder's equity		$ 511,906

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2012

Revenues:		
Commissions - Commodities		$ 3,074
Commissions - Variable annuities		101,220
Section 12b-1 fees		318,579
Dividends and interest		69
Management fees		151,575
Administrative income		46,472
Unrealized gain (loss) on investments		(28,869)
Total revenues		592,120
Expenses		
Commissions	$ 575	
Section 12b-1 expenses	318,579	
Administrative fees	46,471	
Management fees/expense reimbursement	134,689	
Professional fees	22,973	
NFA fees	950	
Fidelity bond	4,675	
FINRA membership assessment and fees	5,360	
FINRA annual registration	4,325	
State filing fees	50	
SIPC assessment	5,581	
Office and other expenses	2,938	
Dues and publications	2,902	
Total expenses		550,068
Net income		42,052

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2012

	Common Stock, Class A Shares	Common Stock, Class A Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, April 30, 2011	2,400	$ 24,000	$ 50,000	$ 765,822	$ 839,822
Dividends paid to stockholder	-	-	-	(400,000)	(400,000)
Net income for year ended April 30, 2012	-	-	-	42,052	42,052
Balance, April 30, 2012	2,400	$ 24,000	$ 50,000	$ 407,874	$ 481,874

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2012

Cash flows from operating activities:		
Net income		$ 42,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized loss on investments	$ 28,869	
Decrease in receivables	212,672	
Decrease in receivables-non allowable	9,453	
Decrease in deposits - other	17,213	
Decrease in CRD deposits	113	
Decrease in commissions payable	(212,678)	
Decrease in management fee payable	(38,755)	
Total adjustments		16,887
Net cash flows provided by operating activities		58,939
Cash flows from investing activities		-
Cash flows from financing activities		
Dividends paid	(400,000	
Net cash flows used for financing activities		(400,000)
Net increase in cash and cash equivalents		(341,061)
Cash and cash equivalents at beginning of year		644,343
Cash and cash equivalents at end of year		$ 303,282

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc., (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971 with its only office in Kansas City, Missouri. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states. The Company is also registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and as an investment advisor.
The Company primarily conducts a mutual fund business by way of FTJ Fund Choice, LLC. (an affiliate), which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company is subject to a CFTC minimum net capital requirement of $45,000, effective July 31, 2006 and operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3. The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities/Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining the fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment in NPGC Fund Limited Partnership

The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a Commodity Pool Operator, which was set up to trade in futures, options and related contracts and currently invests in other limited partnerships that engage in these activities. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP as of April 30, 2012. The Company marks to market its units on a monthly basis, based on the performance of the investments, with the unrealized gains and losses included in the statement of income. Summarized financial information for NPGC Fund, LP as of and for the year ended December 31, 2011 (the most recent audited financial statements), is as follows:

Assets	$ 9,960,703
Liabilities	(29,451)
Partner's equity	$ 9,931,252
Investment income (loss)	$ (858,293)
Operating expense	(189,886)
Net loss	$ (1,048,179)

The investment in this partnership has been classified as a Level 2 investment measured at fair value on a recurring basis.

The Partnership is scheduled to cease doing business and be dissolved as of December 31, 2012.

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

As required by the Income Taxes-Overall-Recognition Topic of the Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management has evaluated the tax positions the Company has taken in the prior year and determined that there are no unrecognized tax benefits to be recorded in 2011-12.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., FTJFundChoice, LLC (a registered investment advisor) and Fidelity Security Assurance Company, in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company served as the distributor for the variable annuity insurance contracts. Commissions were paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. However, the Company has not marketed variable annuity contracts for several years and therefore, all current year's commissions received, which totaled $101,220, related to trail commissions on variable annuities issued or assumed in prior years.

The Company performs management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value is received by the Firm (one and one-half percent per year). These fees were $151,575 in 2011-12. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. The management fee incurred under the agreement is estimated to be $20,000 for the year ended April 30, 2012.

As General Partner of NPGC Fund, LP, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purpose of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, LP, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received no incentive fees in 2011-12.

Until June 2011, the Company received 12b-1 fees and related administrative income, which were remitted to its affiliate, FTJFundChoice, LLC for certain administrative services. The amount of such fees included in the accompanying statement of income as both 12b-1 and administrative revenue and offsetting expense amounted to $318,579 for both 12b-1 fees and $46,472 for administrative costs.

Effective June 1, 2011, the 12(b)(1) fees and related administrative income was remitted directly to FTJ Fund Choice, LLC and is no longer recorded as income and correspondingly, expense in the Company's financial statements.

(2) RELATED PARTY TRANSACTIONS, continued

The Company reimburses, FTJ, for its share of general and administrative costs in the form of a management fee which amounted to $105,723 for the year.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK.

NPGC Fund, LP is a Missouri limited partnership originally organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered Commodity Pool Operator, which was organized in August 1987 and commenced trading in December 1987. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors). At December 31, 2011, the Partnership has closed all its open positions and is currently invested in two limited partnerships that engage in the same activity as the stated purpose of the Partnership.

((4) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(5) CONCENTRATION OF CASH IN BANK

On November 9, 2010, the Federal Deposit Insurance Corporation (FDIC) issued a Final Rule that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The Company maintains its cash operating account at an FDIC-insured financial institution.

(6) SECURITIES OWNED AT MARKET VALUE

The Company holds three hundred shares of NASDAQ-OMX Group Inc. stock which are stated at fair market value as of April 30, 2012 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. At April 30, 2012, the securities had a market value of $7,371 with cumulative gross unrealized losses of approximately $2,629.

(7) NET CAPITAL

To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $45,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2012, the net capital was $276,473, which exceeded the required minimum capital of $45,000 by $231,473, and the net capital ratio was .11 to 1.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was June 19, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2012

Total equity from statement of financial condition		$ 481,874
Less non-allowable assets:		
Receivables	$ 13,104	
Investments - NPGC Fund, LP	177,442	
CRD deposit	221	
IRS deposit	10,486	
Rounding	1	
Total non-allowable assets		(201,254)
Net capital before haircuts		280,620
Haircut:		
Vanguard Money Market funds @ 2%	3,041	
NASDAQ Stock @ 15%	1,106	
Total haircuts		(4,147)
Net capital		$ 276,473

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $45,000, whichever is greater)	$ 45,000
Net capital from above	$ 276,473
Excess net capital	$ 231,473

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 30,032
Ratio of aggregate indebtedness to net capital	.11 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The net capital as reported in the most recent amended unaudited Part IIA filing agrees with the audited net capital above.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2012

Not Applicable - The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

APRIL 30, 2012

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc., Inc. (the Company) as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 19, 2012